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6/30/02

02044179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

RECD S.E.C.
JUL 1 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date June 26th, 2002

By [signature]
(Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

PROCESSED
JUL 22 2002
THOMSON FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. *Information and Document Required to be Furnished.*

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)

TOTAL P.05

PT TELEKOMUNIKASI INDONESIA

TELKOM

To:

106. Sassoon (Europe) Ltd (Mr. R. James Teoh), 107. Schroders Investment Management Limited (Ms. Leila Kardouche), 108. Scottish Mutual Assurance plc (Mr. S. Robin Boschell), 109. Securities and Exchange Commission (Mr. Arthur Levitt), 110. Shimazaki Internatonal Law Office (Mr. Fumiaki Shimazaki), 111. Sit/Kim International Inves't Associates (Mr. Raymond D.Lin), 112. Southeast Asia Investment Holding Corp (Mr. Tony W. Huang), 113. SSB Citi Asset Mgmt. Group (Mr. Victor Cherian), 114. Standard Life Inves't (Mr. Ronnie Petrie), 115. Standard Pacific Capital LLC (Mr. Raj Venkatesan), 116. Standish Int'l. Mgt. Company L.P (Ms. Katherine Barna Allderige), 117. State Farm Insurance Companies (Mr. Mike Vitek), 118. State Street Global Advisors Investment Mgt (Mr. Brd Aham, CFA), 119. Straits Lion Asset Mgmt (Mr. Kenny Koh), 120. Strong Capital Mgt (Mr. David Lui), 121. Substantia Invest AG (Mr. Gilbert Huber), 122. Sumitomo Corporation (Mr. Akira Fujimoto, Mr. Mitsuyoshi Oshima), 123. Sumitomo Life Inves't. Sing. Ltd (Mr. Masayuki Murata), 124. Swiss Re (Mr. Caspar Benz), 125. T. Rowe Price (Mr. Dale West), 126. TCW Asia Ltd (Ms. Camille J. Vergara), 127. Templeton Invest. Caunsel, Inc Fort Lauderdale (Mr. Gary R. Clemons), 128. The Robinson & Humphrey Co (Mr. Rod Dowling III), 129. Theseus Institute (Mr. Ahmed Aykaq), 130. Thomson Financial (Mr. David TH Lee, Ms. Viola Cheung, Ms. Katrina Lee), 131. Tiedemann Global Emerging Markets (Mr. Steven R. Diamond), 132. Tiger Mgt (Mr. Phillipe Laffont), 133. Tokyo-Mitsubishi Asset Mgmt. Ltd (Mr. Mitsuaki Kuga), 134. Tudor Investment Corp (Mr. Ashwin Vasan), 135. UBS Warburg (Mr. Alex Wright), 136. United Nations Joint Staff Penson Fund (Ms. Audrey Jackson), 137. UOB Asset Management (Mr. Janet Liem MBA), 138. Value Partners Singapore Pte Ltd (Ms. Khristine I. Amurao), 139. Van Eck Global (Mr. David A. Semple), 140. Warburg Pincus Asset Mgmt. Inc (Mr. Jun Sung Kim), 141. Wellington International management Company Pte. Ltd (Mr. Gavin S. Ma. CFA), 142. Wellington Mgmt. Company, LLP (Mr. Rishi P. Kothari, CFA), 143. WPS Investissements S.A (Mr. William P. Stewart III), 144. Zesiger Capital Group LLC (Mr. Donald L. DeVivo), 145. Zurich Scudder Investment (Ms. Kirsteen Melandri, CFA).

(Note: Please apologize us for inappropriate manner in writing down your name. If so, please inform us to the address below)

PT TELEKOMUNIKASI INDONESIA, Tbk

Jl. Japati No. 1 7th Floor, Tel.: 62 22 452 7349 Fax. : 62 22 710 4743, 62 22 710 6156 Bandung 40133 Indonesia.

Distribution List 307 *(Investor-4)*

Perusahaan Perseroan (Persero)
P.T. Telekomunikasi Indonesia, Tbk.

TELKOM

PRESS RELEASE

No. TEL. 240 /PR110/UHI/2002

Bandung, June 26, 2002 – PT Telekomunikasi Indonesia, Tbk. ("PT Telkom") hereby inform some recent developments regarding its operations as follows:

A. Results of 2002 General Meeting of Shareholders

PT Telkom (hereafter referred to as "the Company") has held its 2002 Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM") of Shareholders (the "Meeting") on June 21st, 2002 in Jakarta, approved and decided among other things, the following matters:

1. Approved:

   a. the distribution of net profit appropriation for the year 2001 in the amount of Rp.4,250,110,241,482.00 allocated as follows:
      1) 50% or Rp.2,125,055,120,741.00 for dividend or Rp 210.819 per share;
      2) 40% or Rp 1,700,044,096,594.00 for investment;
      3) 10% or Rp 425,011,024,148.00 for reserves.

   b. the authorisation to the Board of Directors to arrange the procedure of dividend payments.

2. Approved the determination of the compensation of the Board of Directors and the Board of Commissioners for the 2002 financial year, and the distribution of bonus to the Board of Directors and the Board of Commissioners for the 2001 financial year as follows:

   a. Compensation for the Board of Directors and the Board of Commissioners for the fiscal year 2002:
      1) President Director (100%) Rp 57,500,000.00 net per month;
      2) Director (90%) Rp 51,750,000.00 net per month;
      3) Chairman (40%) Rp 23,000,000.00 net per month;
      4) Commissioner (36%) Rp 20,700,000.00 net per month;
      5) Secretary of the Board of Commissioners (15%) Rp 8,625,000.00 net per month.

   b. Distribution of bonus to the Board of Directors and the Board of Commissioners for the 2001 financial year as follows:
      The total amount of bonus is Rp 5.391,302,249.52
      1) President Director (100%) Rp 818,103,528.00
      2). Director (90%) Rp 736,293,175.20
      3) Chairman (40%) Rp 327,241,411.20
      4) Comssioner (36%) Rp 294,517,270.08
      5) Secretary of the Board of Commissioners (15%) Rp 122,715,529.20

      (For the distribution of bonus, any tax shall be paid by the beneficiaries based on the applied law concerned).

3. Approved the sale by the Company of 12.72% of the issued and fully paid shares of PT Telekomunikasi Selular to Singapore Telecom Mobile Pte Ltd, a wholly-owned subsidiary of Singapore Telecommunications Limited, involving a material transaction.

4. Approved the acquisition by the Company of 100% of the issued and fully paid shares of PT Pramindo Ikat Nusantara owned by France Cables et Radio, PT Astratel Nusantara Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk., Marubeni Corporation, International Finance Corporation and NMP Singapore Pte. Ltd, involving a material transaction.

5. Approved the acquisition by the Company of 100% of the issued and fully paid shares of PT AriaWest International owned by PT Aria Infotek (formerly known as PT Artimas Kencana Murni), MediaOne International I BV, and The Asian Infrastructure Fund, and the guarantee by TELKOM of certain debt obligations of PT AriaWest International, subject to the restructuring of such debt obligations, involving a material transaction.

6. Approved the Company's bond issuance for Indonesian Rupiah (IDR), while refused the issuance of US Dollar bond.

7. Promoted Mr Kristiono to be the Company's President Director and approved the appointment of the Board of Directors for the period commencing from the close of the Meeting until the close of the AGM in 2005, as follows:

   a. President Director/CEO: Kristiono;
   b. Director (referred to as Director of Finance /Chief Financial Officer): Guntur Siregar;
   c. Director (referred to as Director of Telecommunications Services Business): Garuda Sugardo;
   d. Director (referred to as Director of Human Resource and Support Business/CIO): Agus Utoyo;
   e. Director (referred to as Director of Telecommunications Network Business): Suryatin Setiawan.

8. Approved the appointment of the Board of Commissioners for the period commencing from the close of the Meeting until the close of the AGM in 2004, as follows:

   a. Chairman : Bacelius Ruru;
   b. Commissioner : Agus Haryanto;
   c. Commissioner : Djamhari Sirat;
   d. Independent Commissioner : Arif Arryman;
   e. Independent Commissioner : Petrus Sartono

B. The New Board of Directors' Commitments

The new management team will make sure that there will be a smooth transition of the Company's leadership so that the business performance and target for this year will be achieved as planned. As the management team consist of personnel who have been in the Indonesia telecommunications industry for more than 20 years, it has a good understanding of all the forces that influence the business that will lead the management in taking a comprehensive and appropriate strategy moving forward.

Some of the key strategic initiatives that the management is committed to take are

1. Defining a leadership style that fits to the current and future characteristics and challenges of the business;
2. Capitalizing the strong and high growing Wireless Business and initiating multimedia business opportunities;
3. Improving productivity and strengthening the Fixed Lines Business;
4. Improving operating efficiency among others by tracking the Capex/ sub level;
5. Enhancing Financing Strategy which will be dealing with revenue growth, funding allocation to lines of business and managing the financial ratios;
6. Strengthening Corporate Governance which will also include the improvement in corporate communication process.

C. Financing Policy

The Company will proceed with the on-shore Bonds issuance process as it is planned and at this stage the Company do not plan any major review of this year capital expenditures ("Capex") plan. After the new management is officially in office, the Company will start reviewing all available financing options which may include Rupiah Bond issuance in the range of IDR 1 to 1.6 trillion, the 'pay as you grow' scheme, as well as export credit and revenue sharing arrangement. The Company will remain very selective and prudent in implementing its Capex plan.

Setiawan Sulistyono
Head of Investor Relations

For further information please contact:

PT Telekomunikasi Indonesia, Tbk.
Investor Relations Unit
E-mail: investor@telkom.co.id

Bandung office:
Tel.: 62-22-4527337
Fax.: 62-22-7104743

Jakarta office:
Tel.: 62-21-5215109
Fax.: 62-21-5220500

http://www.telkom.co.id